

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2022

Vikram Grover
Chief Executive Officer
Himalaya Technologies, Inc.
1 E Erie St, Suite 525 Unit #2420
Chicago, IL 60611

> **Re: Himalaya Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed February 23, 2022**
> **File No. 000-55282**

Dear Mr. Grover:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A filed February 23, 2022

Item 1 Business, page 2

1. We note the disclosure that your wholly owned subsidiary is a "cannabis development company." Revise to provide additional and clear disclosure to describe Kanab's current operations and plans for development. Clarify how this wholly owned subsidiary's operations relate to "cannabis development." Additionally, we note your recent investment in the Agrarian Group, LLC and you disclose that it is a provider of digital management software and "services for indoor agriculture." Please tell us whether the operations of the Agrarian Group, LLC relate to cannabis development.

Financial Statements
Note 10 - Subsequent Events, page F-11

2.   We note that you expanded your disclosure in response to prior comment six to explain that the number of preferred shares issued to acquire the 19.9% equity interests in each of GenBio, Inc. (GenBio), and The Agrarian Group, LLC (TAG), correspond to internal valuations and the market values of your common shares at closing. You did not provide the requested disclosure of values ascribed to each investment although you added a sentence on page 2 to explain that you would be accounting for your investment in TAG "using a pre-money valuation for TAG of $10 million" which suggests that you would be valuing your interest in that entity at $1,990,000.

However, as the conversion provisions mentioned on page 8 and confirmed within the transaction exhibits indicate that 99,686 Series B preferred shares are convertible into 99,685,794 common shares, and considering that the $0.0012 quoted market price for your common shares on the trading date preceding your acquisition of the TAG investment applied to the equivalent number of common shares would be $119,623, there does not appear to be correlation with your disclosure of the pre-money valuation. A similar observation for your acquisition of the interest in GenBio involves a quoted market price of $0.0019 and yields $189,403 for the investment based on the equivalent number of common shares issuable under the conversion provisions.

Please revise your disclosures on pages 2, F-11, and F-21 to include the values ascribed to each investment as requested in prior comment six, and to explain how you have determined those values. If the values are materially different than those indicated by the equivalent number of common shares, submit for our review your valuation analyses and an explanation of how you have adhered to specific applicable GAAP in formulating your view.

Given that you attribute the $10 million valuation of TAG to its management in your response, unless you are assuming responsibility for the valuation or have obtained their authorization for use of the valuation and to be named in your filing, this disclosure would not be appropriate. If you retain the disclosure, revise to clarify your basis for doing so, and submit the underlying documentation for our review, including all relevant financial details and a description of all material assumptions.

In conjunction with the foregoing, reconcile disclosures on each of the pages referenced above, indicating you have issued 99,868 Series B preferred shares in exchange for the interests acquired, to the terms specified in the transaction exhibits, indicating that you agreed to issue 99,686 Series B preferred shares in each instance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation